[Mailgram]

          January 13, 1997

          Dear Conrail Shareholder:

          The Conrail Special Meeting is just a few short days away. Your vote, which will determine the future value of your investment, is very important, no matter how many shares you own.

                      NORFOLK SOUTHERN CONTINUES TO PROVE
                    ITS COMMITMENT TO CONRAIL SHAREHOLDERS

          Norfolk Southern announced today that if Conrail shareholders vote AGAINST the "opt out" amendment and the adjournment proposal at the Conrail Special Meeting, Norfolk Southern will promptly amend its existing all-cash tender offer in order to buy Conrail common and ESOP preferred shares representing 9.9% of Conrail's outstanding common shares (or about 8.2 million shares) for $115 per share in cash. This represents the maximum number of shares Norfolk Southern can buy without triggering Conrail's poison pill. Norfolk Southern would then promptly begin a second all-cash tender offer for all the remaining Conrail common and ESOP preferred shares at $115 per share in cash after it completes the 9.9% tender offer. This means that you can immediately begin to realize the benefit of Norfolk Southern's offer -- which is worth about 14%* more than CSX's offer for the remaining Conrail shares.

                IT'S NOT TOO LATE TO PROTECT YOUR INVESTMENT.

          To preserve your opportunity to receive the benefits of Norfolk Southern's superior offer, you must vote AGAINST Conrail's proposals today.

          Because time is short and your vote extremely important, we have established a method to enable you to vote by toll-free telephone. Please follow the simple instructions below.

          If you need any assistance with the last-minute voting of your shares, please call Georgeson and Company Inc, toll-free, at 1-800-223-2064.

          Thank you for your support.

          Sincerely,

          NORFOLK SOUTHERN CORPORATION




          *    Based on the closing price of CSX stock on January
               13, 1997.


          TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF THE
                  COMPANY ARE AVAILABLE TO ASSIST YOU NOW!!!


                                 INSTRUCTIONS

          1. Call Toll-Free 1-800-521-8454 between 8:00 a.m. and 12:00 midnight eastern time.

          2.   Tell the operator that you wish to send a collect
               ProxyGram to ID No. 4482, Norfolk Southern
               Corporation.

          3.   State your name, address and telephone number.

          4. State the bank or broker at which your shares are held and your control number as shown below:

                    Name:               <NA.1>
                    Broker:             <Broker>
                    Control number:     <ControlNum>
                    Number of shares:   <NumShares>